January 4, 2010 VIA HAND DELIVERY Mr. Douglas Brown Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com

Re:	Andatee China Marine Services Corporation (the “Company”)
Registration Statement on Form S-1/Amendment No. 5
File No. 333-161577

Dear Mr. Brown:

This firm represents the Company in connection with the above-referenced filing.  The purpose of this correspondence is to inform the SEC staff that on Monday, January 4, 2010, the Company filed Amendment No. 5 to the above-referenced registration statement. The sole purpose of the most recent Amendment was to correct a minor clerical error in the previously filed Amendment No. 4 and to update the dates on the registration statement and prospectus from December 2009 to January 2010.

In addition, we wanted to inform you that on December 18, 2009, the FINRA staff, following its review of the underwriters’ compensation in connection with this offering, issued a No-Objection Letter. Finally, on December 12, 2009, the Nasdaq Global Market staff issued a verbal approval of the Company’s initial listing application.

We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,
COZEN O'CONNOR

By:	/s/ F. Alec Orudjev

Cc:  Ralph V. De Martino, Esq.